June 14, 2005



Mr. Donald Neal
Chief Executive Officer
American Goldfields, Inc.
200-4170 Still Creek Drive
Burnaby, B.C. Canada, V5C 6C6


	Re:	American Goldfields Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 29, 2005
		Form 10-QSB for Fiscal Quarter Ended April 30, 2005
      Filed June 13, 2005
		File No. 0-49996


Dear Mr. Neal:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2005

Report of Independent Registered Public Accounting Firm

1. We note Morgan & Company`s audit opinion indicates that "the financial position of the Company as at January 31, 2005 and the results of its operations and its cash flows for the period indicated..." Please tell us the fiscal years the audit opinion covers for the results of your operations and cash flows. Note that if statements of operations and cash flows are presented on a comparative basis for one or more prior periods, but the balance sheets as of the end of one or more of the prior periods are not presented, the phrase "for the years then ended" should be changed to indicate that the auditor`s opinion applies to each period for which statements of operations and cash flows are presented. Please refer to AU Section 508, Reports on Audited Financial Statements, for further guidance.

Engineering Comments

General

2. Please include page numbers with the filing to expedite communications.

3. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

4. If one or more of the directors serves as a director or officer of other similar companies involved in mineral exploration, the director may have a conflict of interest. Disclose a resolution to the potential conflict of interest, and provide a risk factor that outlines possible conflicts of interest, and the possible adverse consequences of this conflict of interest.

Exploration History of the Gilman Property, page 11

Exploration History of the Imperial Property, page 13

5. The first paragraph on page 12, the third paragraph of page 13, and third paragraph on page 14 describes surface & underground sampling and assay results. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

Review the entire filing and revise the text accordingly.

Geology of the Hercules Mineral Claims, page 18

6. The second paragraph on page 18 describes the mining results of the Comstock Lode, located 10 miles away from this property. Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company`s properties.

7. The fifth paragraph on page 18 describes the reserves/resources.
All reserve declarations must conform to Industry Guide 7, which is located at the internet address http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
It is the staff`s position that prior to declaring reserves, the company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Reserves are only defined as proven or probable. Resources are not an acceptable category. Revise the filing accordingly.

8. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.


Form 10-QSB for the Fiscal Quarter Ended April 30, 2005

Controls and Procedures

9. We note your reference to Exchange Act Rules 13a-14(c) and 15d-14(c) for the definitions of disclosure controls and procedures. In conjunction with Release No. 33-8238, effective August 14, 2003, these definitions now reside in Exchange Act Rules 13a-15(f) and 15d-
15(f).

10. We further note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within the last ninety days." Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Refer to paragraph 4(c) in Exhibit 31 of Regulation S-B for further guidance.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
You may contact George K. Schuler, Mining Engineer, at (202) 551-
3718
with questions about engineering comments.  Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Neal
American Goldfields Inc.
June 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05